Principal Real Asset Fund
Supplement dated November 12, 2025
to the Prospectus
dated August 1, 2025
(as previously supplemented)

This supplement updates information currently in the Prospectus. Please retain this supplement for future reference.

FEE TABLE AND SUMMARY
Under Summary of Fund Expenses section, please replace footnote 3 with the following:
Acquired Fund Fees and Expenses (“AFFE”) include certain of the fees and expenses incurred indirectly by the Fund because of its investments in shares of investment companies and interests in certain Private Funds. Although Private Funds are not investment companies registered under the 1940 Act, some of these Private Funds would be investment companies but for Sections 3(c)(1) and 3(c)(7) of the 1940 Act (collectively, the “3(c)(1) and 3(c)(7) Private Funds”). AFFE includes certain of the fees and expenses, such as management fees, audit, and legal expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in shares of investment companies and interest in 3(c)(1) and 3(c)(7) Private Funds (based on information provided by the managers of such 3(c)(1) and 3(c)(7) Private Funds). AFFE excludes, however, the Operating Costs incurred by the Fund through its direct and indirect investments in interests of Private Funds that are not 3(c)(1) and 3(c)(7) Private Funds (e.g., entities relying on Section 3(c)(5)(C) (i.e. REITs) or 3(c)(6) of the 1940 Act or Rule 3a-1 under the 1940 Act (the “Excluded Private Funds”)). Some of the 3(c)(1) and 3(c)(7) Private Funds may charge performance fees, which are typically based on a Private Fund’s realized and, in certain cases, unrealized annual returns greater than a minimum annual return provided to the investors before the general partner or managing member of the Private Fund might share in any returns. The performance fees typically paid to the managers (or their affiliates) of 3(c)(1) and 3(c)(7) Private Funds typically range from 10% to 20% of such Private Fund’s realized and, in certain cases, unrealized annual returns that are in excess of a minimum annual return ranging from 5% to 8% provided to the investors of such Private Funds before the manager (or its affiliate) might share in any returns. Because these fees are based on the performance of the 3(c)(1) and 3(c)(7) Private Funds, which may fluctuate over time, future AFFE may be substantially higher or lower. The calculation of AFFE is based on the Fund's average net assets of approximately $150 million for the fiscal year ended March 31, 2025 and assumes investments in shares of investment companies and interests of 3(c)(1) and 3(c)(7) Private Funds of approximately 56% of the Fund's net assets. These allocations may change substantially over time and such changes may significantly affect AFFE. As of March 31, 2025, approximately 35% of the Fund's average net assets were invested in Excluded Private Funds either directly or indirectly. If the estimated Operating Costs of such Excluded Private Funds (which equal approximately 0.91% of the Fund's net assets) were included in AFFE, the Fund's Total Annual Operating Expenses would equal 2.44% for Class Y, 2.64% for Institutional Class and 2.94% for Class A shares.

INVESTMENT STRATEGIES AND RISKS
Under Principal Investment Strategies, please replace the paragraph entitled Infrastructure with the following paragraph:
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Infrastructure. This strategy invests in infrastructure, including in equity and debt securities issued by private and public infrastructure companies. Infrastructure investments and companies include, among other assets, utilities and other regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water-related businesses like water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports, and railway lines), communications assets (including broadcast and wireless towers and satellite networks) and social infrastructure (including schools, hospitals, prisons and courthouses). With respect to the Fund’s investment in global listed infrastructure equities, the applicable Sub-Advisor incorporates environmental, social, and/or governance investment insights into its investment strategy when assessing potential portfolio investments.
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Under Principal Risks, please add the following risk factors in alphabetical order:
Sustainable Investing Risk. Investing in companies that meet certain sustainability standards may affect the Fund’s exposure to certain companies and industries. The Fund’s performance may at times be better or worse than funds that do not consider sustainability criteria or that consider different criteria. The consideration of sustainability is qualitative and subjective by nature and there is no assurance that any strategy that considers sustainability factors will be successful or profitable. Further, investors may differ in their views of what constitutes positive or negative sustainability characteristics of a security. There is no guarantee that the criteria used, or judgment exercised, will reflect the beliefs or values of any particular investor.
Utilities Sector Risk. Companies in the utilities sector are sensitive to changes in interest rates and other economic conditions, government regulation, uncertainties created by deregulation, environmental protection or energy conservation policies and practices, the level and demand for services, and the cost and delay of technological developments.
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Under Additional Information about Investment Strategies and Risks, please replace the heading paragraph of Sustainable Investing Risk (Non-Principal) with Sustainable Investing Risk (Principal).
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Under Additional Information about Investment Strategies and Risks, please replace the paragraph entitled Utilities Sector Risk (Non-Principal) with the following:
Utilities Sector Risk (Principal)
When interest rates go up, the value of securities issued by utilities companies historically has gone down. In most countries and localities, the utilities industry is regulated by governmental entities, which can increase costs and delays for new projects and make it difficult to pass increased costs on to consumers. In certain areas, deregulation of utilities has resulted in increased competition and reduced profitability for certain companies and increased the risk that a particular company will become bankrupt or fail completely. Reduced profitability, as well as new uses for or additional need of funds (such as for expansion, operations, or stock buybacks), could result in reduced dividend payout rates for utilities companies. In addition, utilities companies face the risk of increases in the cost and reduced availability of fuel (such as oil, coal, natural gas, or nuclear energy) and potentially high interest costs for borrowing to finance new projects.
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